Exhibit (a)(1)(iv)

Form of Letter from the Company to Unitholders
in Connection with the Company’s Acceptance of Units

NORTH HAVEN PRIVATE INCOME FUND A LLC

1585 Broadway

New York, NY 10036

[DATE]

[UNITHOLDER NAME/ADDRESS]

Dear Unitholder:

This letter serves to inform you that North Haven Private Income Fund A LLC (the “Company”) has received and accepted for purchase your tender of Class I Units (“Units”) in the Company as set forth below:

Accepted Class I Units	[ ]
Offer to Purchase dated	February 6, 2026
Valuation Date	March 31, 2026

In accordance with the terms of the tender offer, the Company will effect payment for your tendered and accepted Units in cash promptly after the determination of the net asset value per share as of March 31, 2026 (or a later date determined by the Company if the tender offer is extended) is finalized and promptly after the expiration of the offer. The Company may use cash flow from operations, the sale of assets, borrowings, return of capital or proceeds from the sale of Units pursuant to the Company’s continuous private offering to fund the payment of your Units.

If you have any questions, please contact the Company at nhpif@seic.com or the Company’s Transfer Agent at State Street Bank and Trust Company, Attention: North Haven Private Income Fund A LLC, 1 Heritage Drive, Mailstop OHD0100, North Quincy, MA 02171, Phone: 877-463-2189 Fax: 617-937-3051.

Sincerely,

North Haven Private Income Fund A LLC